Exhibit 99.1

CI Financial Named a Top Employer for 2023

Selection highlights CI’s commitment to professional development, pandemic support for employees

TORONTO--(BUSINESS WIRE)--December 9, 2022--CI Financial Corp. (“CI”) (TSX: CIX; NYSE: CIXX) has been named one of Greater Toronto’s Top Employers for 2023, an award that recognizes firms with progressive human resources practices and programs.

“Our employees are our greatest assets and we’re committed to investing in their development and providing meaningful opportunities for growth,” said CI Chief Executive Officer Kurt MacAlpine. “We’re incredibly proud of our staff. They continue to perform at a high level and achieved significant milestones in the strategic transformation of our company.”

“We know that to fuel a high-performance culture we need to provide our staff with a positive working environment – one that fosters genuine collaboration and commitment to employee care,” said Manisha Burman, CI Chief Human Resources Officer. “CI has for many years offered a highly competitive total rewards package and investment in learning and professional development. More recently, we’ve amplified our support with an increased emphasis on employee well-being.”

These initiatives included increased mental health resources, greater focus on community partnerships and an expanded diversity and inclusion program.

Candidates for the Greater Toronto's Top Employers designation are evaluated on eight criteria: physical workplace; work atmosphere and social; health, financial and family benefits; vacation and time off; employee communications; performance management; training and skills development; and community involvement. The program is managed by Mediacorp Canada Inc. and the 2023 winners were announced today.

More information about CI’s qualifications for the award is available here.

About CI Financial
CI Financial Corp. is a diversified global asset and wealth management company operating primarily in Canada, the United States and Australia. Founded in 1965, CI has developed world-class portfolio management talent, extensive capabilities in all aspects of wealth planning, and a comprehensive product suite. CI managed and advised on approximately $364.3 billion in client assets as at October 31, 2022.

CI operates in three segments:

  Asset Management, which includes the operations of CI Global Asset Management and Australia-based GSFM Pty Ltd.
  Canadian Wealth Management, which includes the operations of CI Assante Wealth Management, Aligned Capital Partners, CI Private Wealth (Canada), Northwood Family Office, CI Direct Investing and CI Investment Services.
  U.S. Wealth Management, which includes CI Private Wealth US, a national network of best-in-class wealth management teams.

CI is headquartered in Toronto and listed on the Toronto Stock Exchange (TSX: CIX) and the New York Stock Exchange (NYSE: CIXX). To learn more, visit CI’s website or LinkedIn page.

CI Global Asset Management is a registered business name of CI Investments Inc., a wholly owned subsidiary of CI Financial Corp.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

United States
Jimmy Moock
Managing Partner, StreetCred
610-304-4570
jimmy@streetcredpr.com
ci@streetcredpr.com